Filed pursuant to Rule 253(g)(2)

File No. 024-11479

APTERA MOTORS CORP.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated August 10, 2021 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1765347/000110465921061645/tm2115066d1_253g2.htm

Additional information about the Company is available in its 2021 Semi-Annual Report filed on Form 1-SA, available here:

https://www.sec.gov/Archives/edgar/data/1786471/000110465921119247/tm2128257d1_1sa.htm, and is hereby incorporated by reference herein.

SUPPLEMENT DATED JANUARY 7, 2022

 TO OFFERING CIRCULAR DATED AUGUST 10, 2021

We have determined that the price for each share of our Class B Common Stock will be $9.20. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.